UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6 Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Press Release dated December 14, 2023, announcing that the Company has been granted a second extension to comply with the Nasdaq minimum bid price requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2023	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer (Principal Executive Officer)

2